Exhibit 99.1

Navios South American Logistics Inc. Extends Exchange Offer for its

$200.0 Million 9 1/4% Senior Notes Due 2019

PIRAEUS, GREECE — March 19, 2012 — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary, extended the expiration date of its offer to exchange up to U.S. $200.0 million of its outstanding 9 1/4% senior notes due 2019 (the “Outstanding Notes”) for a like principal amount of its 9 1/4% senior notes due 2019 (the “Exchange Notes” and, together with the Outstanding Notes, the “Notes”) which have been registered under the Securities Act of 1933, as amended. As a result of the extension, the exchange offer is now scheduled to expire at 5:00 p.m., New York City time, on March 23, 2012, unless further extended by the Company.

The exchange offer was originally set to expire at 5:00 p.m., New York City time, on March 16, 2012. Except for the extension of the expiration date, all of the other terms of the exchange offer remain as set forth in the exchange offer prospectus.

Wells Fargo Bank, National Association (“Wells Fargo”), the trustee under the indenture governing the Notes, is serving as the exchange agent in connection with the exchange offer. Persons with questions regarding the exchange offer should contact Wells Fargo at (800) 344-5128, Option 0. Requests for documents relating to the exchange offer should be directed to Wells Fargo.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities. The exchange offer is being made only pursuant to a prospectus and the related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Investor Relations Contact:

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com